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Via EDGAR

May 30, 2025

Kristin Baldwin and Asia Timmons-Pierce Office of Manufacturing Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Chanson International Holding
Registration Statement on Form F-1
Filed May 19, 2025
File No. 333-287404

Dear Ms. Baldwin and Ms. Timmons-Pierce:

On behalf of our client, Chanson International Holding (the “Company”), we hereby provide a response to the comments issued in a letter dated May 28, 2025 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form F-1 (the “Registration Statement”). Contemporaneously, we are filing an Amendment No. 1 to the Registration Statement via EDGAR (the “Amendment No. 1”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment No. 1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Registration Statement on Form F-1

Cover Page

1.	We note your disclosure in the header that you are offering up to 25,000,000 Series B Warrants to “purchase” up to 75,000,000 shares of common stock. Given the existence of the “alternate cashless exercise” provision, it appears that those warrants will be exercised without any purchase payment. Accordingly, revise the header to reflect that the Series B Warrants have a zero exercise price or no exercise price option.

Response: The Company respectfully advises the Staff that the header had been updated to reflect that up to 75,000,000 Class A Ordinary Shares are issuable upon exercise of the Series B Warrants to Purchase Class A Ordinary Shares at a Zero Exercise Price (added text in bold and underlined).

2.	We note your references in your prospectus to an “alternative cashless exercise” of the Series B Warrants. The term “cashless exercise” is generally understood to allow a warrant holder to exercise a warrant without paying cash for the exercise price and reducing the number of shares receivable by the holder by an amount equal in value to the aggregate exercise price the holder would otherwise pay to exercise the warrants. In cashless exercises, it is expected that the warrant holder receives fewer shares than they would if they opted to pay the exercise price in cash. Please clarify your disclosure throughout the prospectus by removing the references to “alternative cashless exercise” and exclusively using the term “zero exercise price” or another appropriate term that conveys that, in addition to the company receiving no cash upon the “alternative cashless exercise,” the warrant holders would be entitled to receive more shares than they would under the cash exercise terms.

Response: The Company respectfully advises the Staff that throughout the prospectus, the references to “alternative cashless exercise” had been removed and replaced with the expression of “zero price exercise.” In addition, on the cover page and pages 16, 21 and 47, the Company revised its disclosure that “Under the zero price exercise option, the holder of the Series B Warrants, has the right to receive the number of Class A Ordinary Shares as set forth in the applicable Series B Warrant, which will be more than such number of Class A Ordinary Shares that is issuable upon cash exercise or cashless exercise.” (added text in bold and underlined)

3.	With respect to the warrants with an alternative cashless exercise feature, please revise the cover page narrative and Summary to explain, if true, that as a result of this feature you do not expect to receive any cash proceeds from the exercise of the Warrants because it is highly unlikely that a warrant holder would wish to pay an exercise price to receive one share when they could choose the alternative cashless exercise option and pay no money to receive more than one share.

Response: The Company respectfully advises the Staff that on the cover page and pages 21 and 47, the Company added disclosure that “We do not expect to receive any proceeds from the zero price exercise of the Series B Warrants because it is highly unlikely that a holder of the Series B Warrants would elect to exercise the Series B Warrants by paying cash or via cashless exercise in lieu of the zero price exercise.” (added text in bold and underlined)

Risk Factors, page 22

4.	We note your disclosures indicate that under the cashless exercise provision, your Series A and Series B warrant holders have the right to receive an aggregate number of shares based on the formula provided. Please revise the header, the cover page narrative and the Summary to highlight the maximum number of shares that could be issued upon exercise of your Series A warrants and your Series B warrants. For guidance, refer to Regulation S-K, Item 501(b)(2). Additionally, disclose that the number of shares issuable on the exercise of the warrant under the alternative cashless exercise provision increases as the stock price falls further below the initial exercise price of the warrant.

Response: The Company respectfully advises the Staff that on the cover page and pages 22 and 45, the Company added disclosure the maximum number of Class A Ordinary Shares that are issuable upon cashless exercise of the Series A Warrants and the Series B Warrants. The Company respectively advises the Staff that pursuant to “alternative cashless exercise” provision in Section 2(c)(ii) of the Series B Warrant, the number of shares issuable upon such alternative cashless exercise is fixed and will not increase as the stock price falls further below the initial exercise price.

5.	We note your risk factor disclosure on page 21 concerning the potential for substantial dilution from the “alternative cashless exercise” provision. With reference to the disclosure on pages 21, please revise the risk factor disclosure, or add a new risk factor, to address potential dilution from the reset provision that could adjust upward the number of common shares underlying the Series B Warrants. The risk factor should disclose the maximum number of shares that may be issuable upon exercise of the warrants.

Response: The Company respectfully advises the Staff that there is no reset provision under the Series B Warrants and the maximum number of shares that may be issuable upon “alternative cashless exercise” or “zero price exercise” under the Series B Warrants is disclosed in the risk factor on page 21.

6.	Please include in your risk factor disclosure that the offering could cause the company’s common stock price to fall below the minimum bid price. We note that on page 18, you received a notice from the Listing Qualifications Department of Nasdaq that based upon the closing bid price of the Class A Ordinary Shares of the Company for the last 30 consecutive business days, you no longer meet the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2) and as a result, your shares could be delisted from Nasdaq. If you have any plans to seek shareholder approval for a reverse stock split, please disclose these plans in the registration statement, including the proposed ratio, if known.

Response: The Company respectfully advises the Staff that the risk factor on page 18 was updated.

Please contact me at +852-3923 1187, Joan S. Guilfoyle at +1 (202) 524 8467 or Benjamin Yao at +852-3923 1154 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Henry Yin
Henry Yin

cc:	Gang Li, Chief Executive Officer, Chanson International Holding